Exhibit 21.1

NEW ERA ENERGY & DIGITAL, INC.

SUBSIDIARIES

Name of Entity	State or Other Jurisdiction of Incorporation or Organization
New Era Helium Inc.	Nevada
New Era Helium Corp.	Nevada
Solis Partners, LLC	Texas
NEH Midstream LLC	Texas